

June 16, 2022

Zhou Hongxiao
Chief Executive Officer
Longduoduo Company Limited
419, Floor 4, Comprehensive Building,
Second Light Hospital, Ordos Street,
Yuquan District, Hohhot,
Inner Mongolia, China

> **Re: Longduoduo Company Limited**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 8, 2022**
> **File No. 333-260951**

Dear Mr. Hongxiao:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 3, 2022, letter.

Amendment No. 3 to Registration Statement on Form S-1 filed June 8, 2022

Plan of Operations
Results of Operations
Nine months Ended March 31, 2022 Compared to Nine months Ended March 31, 2021, page 30

1.  We note that advertising and promotion expenses in the nine months ended March 31, 2022 of $1,068,860 decreased from the amount disclosed in the prior amendment for the six months ended December 31, 2022 of $6,641,527. You separately break out stock-based compensation on the face of the Statement of Operations. If the nature of the stock-based compensation relates to selling, general and administrative expense, please revise to

include the amount in the selling, general and administrative expense line item on the Statement of Operations pursuant to Staff Accounting Bulletin 14:F. Otherwise, please advise.

 You may contact Tracie Mariner at (202) 551-3744 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters.  Please contact Gary Guttenberg at (202) 551-6477 or Tim Buchmiller at (202) 551-3635 with any other questions.


Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:      Jenny Chen-Drake, Esq.